Dolly Varden Silver Intersects 4.66 g/t Gold over 48.49
meters, including 52.15 g/t Gold and 306 g/t Silver
over 1.01 meters at Homestake Silver Deposit

VANCOUVER, BC, February 4, 2026, Dolly Varden Silver Corporation (TSX-V: DV | NYSE American: DVS | FSE: DVQ) (the "Company" or "Dolly Varden") is pleased to report results from drilling that successfully infilled and expanded the northerly plunging, high-grade gold and silver mineralized trend at the Homestake Silver deposit. A total of 29 drill holes were completed at Homestake Silver and two at Homestake Main in the 2025 program, five of which have been released previously. Highlights from the silver-rich southern portion of the deposit from drill hole HR25-466 intersected a wide mineralized zone averaging 4.66 g/t Au and 33 g/t Ag over 48.49 meters and included narrower high-grade veins and vein breccias returning grades of 52.15 g/t Au and 306 g/t Ag over 1.01 meters and 46.55 g/t Au and 298 g/t Ag over 1.87 meters.

Highlights from southern Homestake Silver deposit:

HR25-466: Infill in silver-rich southern zone

4.66 g/t Au and 33 g/t Ag over 48.49 meters, including

52.15 g/t Au and 306 g/t Ag over 1.01 meters and

46.55 g/t Au and 298 g/t Ag over 1.87 meters

HR25-470: On section with HR25-466, 87 m down dip step-out

5.25 g/t Au and 31 g/t Ag over 38.74 meters, including

123.50 g/t Au and 760 g/t Ag over 0.86 meters and

25.00 g/t Au and 73 g/t Ag over 0.75 meters

HR25-473: Infill in silver-rich southern zone

1.08 g/t Au and 58 g/t Ag over 95.99 meters, including

4.99 g/t Au and 989 g/t Ag over 0.95 meters and

23.30 g/t Au and 598 g/t Ag over 0.52 meters and

18.25 g/t Au and 233 g/t Ag over 0.50 meters

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

"The 2025 drill program at the Homestake Silver Deposit successfully expanded and infilled at the Mineral Resource area, demonstrating strong gold and silver grades over potentially underground bulk-mineable widths," said Shawn Khunkhun, President and CEO of Dolly Varden Silver. "The deposit remains open for expansion, and we look forward to accelerating drilling and engineering studies to advance the Homestake Main and Homestake Silver Deposits during 2026."

The 2025 drill program at Homestake Ridge targeted three areas focused mainly at Homestake Silver. First, infill drilling within the southern silver-rich zone, with drill results highlighted above. Second, infill and down-dip drilling within the central portion of the zone. Third, expansion drilling at the northern end and down dip tests below the know extent of mineralization.

The infill and down dip extension drill holes in the central zone of Homestake Silver are mainly along the lower boundary of the projection of the northerly plunging, high-grade trend. Gold assay results from the mineralized intercepts outline a downdip expansion of the zone for approximately 100 metres over a 350-meter strike length in this central area. The 2025 intercepts within the central area are shown in area 2 on the long section in Figure 1.

Step-out drilling at the northern end of the mineralized trend and below the deposit successfully expanded the extent of mineralization with drill holes HR25-458 and HR25-460 stepping out to the northwest from previously released drill hole HR25-456, that graded 3.34 g/t Au over 120 meters, including 216 g/t Au over 0.52 meters and 166 g/t Au over 1.3 meters (see October 1, 2025 News Release).

The 2025 drilling also expanded the down-dip potential below the deposit, intersecting mineralization consisting of high-grade vein and vein breccias within an approximately 10-meter wide stockwork and alteration zone, highlighted by drill holes HR25-454 and HR25-483 below.

Highlights from Expansion Drilling at Homestake Silver:

HR25-458: North step-out expansion

2.50 g/t Au and 4 g/t Ag over 80.00 meters, including

39.39 g/t Au and 39 g/t Ag over 3.25 meters and

11.75 g/t Au and 8 g/t Ag over 0.86 meters

HR25-460: North step-out expansion

1.81 g/t Au and 7 g/t Ag over 39.21 meters, including

40.40 g/t Au and 17 g/t Ag over 0.95 meters

    and 1.39 g/t Au and 5 g/t Ag over 35.09 meters, including

23.40 g/t Au and 5 g/t Ag over 0.77 meters

HR25-454: 405 meters vertically down-dip below HR25-470 (see section in Figure 4)

5.58 g/t Au and 4 g/t Ag over 9.52 meters, including

30.20 g/t Au and 19 g/t Ag over 0.50 meters

HR25-483: 100 meters below the northern end of the mineralized plunge

6.14 g/t Au and 9 g/t Ag over 10.66 meters, including

61.20 g/t Au and 60 g/t Ag over 0.87 meters

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 50% to 65% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

Figure 1.  Longitudinal Section of the Homestake Silver Deposit with mineralization envelope in red. Shallow northerly plunging trend of broad mineralization with multiple narrower high grade gold veins and vein breccias within shown in yellow. Three-part 2025 drill program split between 1) southern silver-rich zone infill, 2) central main infill and expansion, 3) expansion through northern and down dip step-outs. For previously released detail: HR25-456 on October 1, 2025, HR25-469 on November 10, 2025, HR25-475 on December 04, 2025.

Figure 2.  -NQ size drill core from Homestake Silver drill hole HR25-466.  Au and Ag mineralization occurs in multi-phase vein and vein breccias with pyrite, galena, sphalerite and visible gold.

Homestake Silver

At total of 56,131 meters were drilled in 86 drill holes during the 2025 season by Dolly Varden Silver at the Kitsault Valley Project with approximately 40% of the meters drilled at Homestake Ridge focused on step outs and local infill at Homestake Silver.

The Company is using directional drilling technology to precisely target areas for step-out and infill holes at Homestake Silver. Several single holes utilized directional drilling to precisely intercept the target within the mineralized zone, while other areas used multiple holes based off a central mother hole.

The Homestake Ridge Deposits are interpreted as structurally controlled, multi-phase epithermal vein stockwork and vein breccia system hosted in Jurassic Hazelton volcanic rocks. Mineralization consists of pyrite, +/- galena and sphalerite, with visible gold in a silica breccia matrix. The northwest trending structural corridor hosts multiple subparallel structures that control high-grade gold and silver shoots within a broader mineralized enveloper.

Although historically considered a silver-rich gold deposit, recent drilling at Homestake Silver has defined a shallow north plunging zone that is defined by wide mineralized intervals with increased frequency of high-grade gold veins and vein breccias which shows a shift towards a gold-rich system towards the north. The deposit remains open along plunge and at depth.

Figure 3.  Plan of Homestake Ridge >0.1g/t Au mineralized zones (in red) highlighting all 2025 drilling completed with lithology on drill trace.

Figure 4.    Cross section including drill hole HR25-466 and HR25-470 located within the high-grade northerly plunging zone, and drill hole HR25-454 a 200 m down-dip step-out (405 meters below HR25-470) on the Homestake Silver structurally controlled mineralized zone shown in red.

Drill Results Tables separated by area

Table 1: Drill Hole Assays from Homestake Silver, South silver-rich zone

Target 1	Hole ID	From (m)	To (m)	Length (m)*	Au (g/t)	Ag (g/t)	Base Metals (%)
Homestake Silver-Ag zone	HR25-453	511.22	518.45	7.23	0.46	105
	including	515.22	516.09	0.87	0.74	173
	including	516.95	517.45	0.50	2.24	790
Homestake Silver-Ag zone	HR25-455	372.50	397.45	24.95	1.24	82
	including	376.00	376.68	0.68	5.49	197
	including	382.37	384.45	2.08	2.89	658
Homestake Silver-Ag zone	HR25-460	268.07	268.59	0.52	0.00	1370	1.49% Zn
		368.94	408.15	39.21	1.81	7
	including	398.60	399.55	0.95	40.40	17
		454.45	489.54	35.09	1.39	5
	including	459.47	460.00	0.53	7.41	127
	including	461.50	462.27	0.77	23.40	5
Homestake Silver-Ag zone	HR25-466	249.51	250.00	0.49	0.44	240
		296.11	344.60	48.49	4.66	33	0.27% Pb, 0.27% Zn
	including	296.86	297.68	0.82	14.85	68
	including	325.77	326.78	1.01	52.15	306	Plus 3.03% Pb, 5.14% Zn
	including	330.53	332.31	1.78	46.55	298	Plus 0.94% Pb, 1.38% Zn
Homestake Silver-Ag zone	HR25-470	327.66	366.40	38.74	5.25	31
	including	329.70	330.56	0.86	123.50	760
	including	338.20	338.80	0.60	16.30	44	1.09% Pb, 1.62% Zn
	including	348.77	349.45	0.68	17.05	34
	including	357.06	357.81	0.75	25.00	73	4.08% Zn
	and	370.26	375.12	4.86	2.09	2
	and	378.22	448.52	70.30	0.93	3
	including	378.22	379.00	0.78	6.37	4
	including	398.50	399.20	0.70	7.66	6
	and	431.14	431.82	0.68	7.27	6
Homestake Silver-Ag zone	HR25-473	256.49	352.48	95.99	1.08	58
	including	263.93	264.88	0.95	4.99	989
	including	268.30	268.85	0.55	0.13	611
	including	275.45	276.16	0.71	0.30	861
	including	280.11	281.58	1.47	8.94	901
	including	290.70	291.29	0.59	8.40	304
	including	320.58	321.10	0.52	23.30	598
	including	338.87	339.37	0.50	18.25	233
Homestake Silver-Ag zone	HR25-476	191.16	230.39	39.23	1.23	153
	including	217.60	221.00	3.40	9.03	1420	0.89% Pb, 0.81% Zn
	including	218.86	219.51	0.65	20.40	1975	1.49% Pb, 1.11% Zn
Homestake Silver-south step-out	HR25-482	560.00	560.77	0.77	0.29	101

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

Table 2: Drill Hole Assays from Homestake Silver, Infill and down-dip expansion from the central area of Homestake Silver

Target 2	Hole ID	From (m)	To (m)	Length (m)*	Au (g/t)	Ag (g/t)	Base Metals (%)
Homestake Silver-Infill	HR25-461	367.00	369.00	2.00	0.10	197
		394.00	395.00	1.00	2.32	6
		575.00	579.00	4.00	0.70	2
Homestake Silver-Infill	HR25-463	647.00	658.47	11.47	0.75	2
	including	652.00	652.58	0.58	3.09	13
Homestake Silver-Infill	HR25-467	408.00	409.02	1.02	0.86	368
		413.50	444.34	30.84	1.28	32
	including	426.00	426.52	0.52	9.52	219	1.86% Pb
	including	430.42	437.00	6.58	3.15	97
	including	430.42	433.00	2.58	5.83	220
	including	431.00	433.00	2.00	7.25	181
Homestake Silver-Infill	HR25-468	656.00	667.63	11.63	0.93	8
	including	658.70	661.60	2.90	1.70	21
Homestake Silver-Infill	HR25-471	599.90	612.65	12.75	5.10	6
	including	604.59	605.09	0.50	50.30	53	0.23% Cu, 1.08% Pb, 0.87% Zn
	including	607.01	608.02	1.01	16.61	10
Homestake Silver-Infill	HR25-474	415.00	429.48	14.48	0.92	13
	including	425.46	426.50	1.04	7.82	34
main	and	653.00	684.00	31.00	0.26	1
	and	689.00	693.80	4.80	1.38	2
Homestake Silver-Infill	HR25-478	615.18	624.95	9.77	1.07	2
	including	621.00	624.95	3.95	2.23	6
Homestake Silver-Infill	HR25-479	390.00	482.00	92.00	0.76	3
	including	406.31	408.00	1.69	6.39	34
Homestake Silver-Infill	HR25-480	410.03	410.69	0.66	0.92	203
	and	670.96	707.64	36.68	1.98	4
	including	686.22	694.10	7.88	5.88	8	0.84% Pb, 1.20% Zn
	including	686.22	687.00	0.78	17.75	14	1.47% Pb, 1.84% Zn
Homestake Silver- Infill	HR25-481	640.18	673.37	33.19	0.83	6
	including	649.33	649.88	0.55	5.39	2
	including	660.55	661.05	0.50	5.93	15

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 50% to 75% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

Table 3: Drill Hole Assays from Homestake Silver Expansion, North and down dip below deposit.

Target 3	Hole ID	From (m)	To (m)	Length (m)*	Au (g/t)	Ag (g/t)	Base Metals (%)
Homestake Silver-down dip south	HR25-454	782.10	791.62	9.52	5.58	4
	including	784.15	784.65	0.50	30.20	19
	including	786.69	787.42	0.73	9.91	4
Homestake Silver-step-out north	HR25-458	419.00	499.00	80.00	2.50	4
	including	464.90	468.15	3.25	39.39	39	0.50% Pb, 0.74% Zn
	including	487.89	488.75	0.86	11.75	8
Homestake Silver-step-out north	HR25-465	469.63	523.71	54.08	0.57	1
	including	471.63	474.67	3.04	1.91	8
	including	473.30	474.03	0.73	5.09	14
Homestake Silver-step-out north	HR25-472	490.48	491.12	0.64	11.65	64
	and	536.50	537.50	1.00	1.53	210
	and	705.28	706.00	0.72	1.92	4
Homestake Silver-step north	HR25-477	689.22	690.22	1.00	1.81	1
Homestake Silver-down dip north	HR25-483	729.87	740.53	10.66	6.14	9
	including	738.34	739.21	0.87	61.20	60	1.22% Cu, 4.47% Pb, 12.95%Zn
	and	783.25	797.42	14.17	1.42	20
	including	787.35	788.84	1.49	6.32	79	1.06% Cu, 4.54% Pb, 8.73%Zn

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

Table 4: Drill Hole Assays from Homestake Main, south step-outs

Target	Hole ID	From (m)	To (m)	Length (m)*	Au (g/t)	Ag (g/t)	Base Metals (%)
Homestake Main-step-out south	HR25-457	270.31	299.41	29.10	0.28	2
	including	278.50	279.00	0.50	2.55	118	1.38% Zn
		313.50	331.00	17.50	0.22	1
Homestake Main-step-out south	HR25-459	259.52	261.85	2.33	3.36	6

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 65% to 75% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Table 5: Drill hole data for Homestake Silver hole reported in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
HR25-457	463237.3	6179449	909	227	-53	601
HR25-480	463661.3	6179130	804	235	-53	800
HR25-453	463731.2	6178827	799	221	-56	600
HR25-454	463794.9	6179008	778	226	-53	852
HR25-455	463731.2	6178827	799	216	-48	570
HR25-456	463516.1	6179218	843	232	-48	657
HR25-458	463516.1	6179218	843	228	-45	582
HR25-459	463237.3	6179449	909	214	-54	597
HR25-460	463516.1	6179218	843	220	-45	579
HR25-461	463661.3	6179130	804	235	-53	728
HR25-462	463674.1	6179016	777	222	-50	702
HR25-463	463671	6179043	800	228	-57	744
HR25-464	463674.1	6179016	777	225	-55	759
HR25-465	463540.6	6179288	827	231	-45	729
HR25-466	463658.3	6178852	829	223	-45	450
HR25-467	463661.3	6179130	804	235	-53	774
HR25-468	463671	6179043	800	228	-57	750
HR25-469	463674.1	6179016	777	226	-46.5	654
HR25-470	463658.3	6178852	829	224	-55	522
HR25-471	463671	6179043	800	228	-57	711
HR25-472	463540.6	6179288	827	232	-45	746
HR25-473	463673.8	6178797	838	225	-47	471
HR25-474	463661.3	6179130	804	235	-53	821
HR25-475	463535	6179103	844	227	-45	504
HR25-476	463694	6178725	825	221	-50.5	402
HR25-477	463540.6	6179288	827	227.5	-49	780
HR25-478	463671	6179043	800	228	-57	732
HR25-479	463535	6179103	844	225	-52	651
HR25-481	463671	6179043	800	228	-57	750
HR25-482	463945.2	6178482	748	230	-53	628
HR25-483	463661.3	6179130	804	235	-53	815

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden's QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. Including the Kitsault Valley Project, the Company has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with five past-producing high-grade silver mines including Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 sq. km. Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.